UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Funtalk China Holdings Limited

(Name of Company)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G36993 106

(CUSIP Number)

Dongping Fei 21/F, Block D The Place Tower No.9 Guanghua Road, Chaoyang District Beijing, China 100020 Tel: +86-10-5709-1198

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person ARCH Digital Holdings Limited ARC Capital Holdings Limited ARC Capital Partners Limited
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK, WC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ARCH Digital Holdings Limited: British Virgin Islands ARC Capital Holdings Limited: Cayman Islands ARC Capital Partners Limited: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,579,157(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,579,157(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,579,157(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row 11 25.9% (2)
14.	Type of Reporting Person * ARCH Digital Holdings Limited: CO ARC Capital Holdings Limited: CO, IV, HC ARC Capital Partners Limited: CO, IA

(1)

The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 30,980,097 Ordinary Shares.

(2)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

Item 1.	Security and Issuer

This statement relates to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Funtalk China Holdings Limited, a Cayman Islands exempted company (the “Company”). The Company’s principal executive office is located at 21/F, Block D The Place Tower, No.9 Guanghua Road, Chaoyang District, Beijing China 10020.

Item 2.	Identity and Background

This statement of beneficial ownership on Schedule 13D/A is being filed jointly by ARCH Digital Holdings Limited (“ARCH”), ARC Capital Holdings Limited and ARC Capital Partners Limited (collectively, the “Reporting Persons”).

This Schedule 13D/A amends, and, with respect to certain information set forth herein, supersedes the Schedule 13D filed with the SEC on November 17, 2009 by ARCH and Capital Ally Investments Limited with respect to the Ordinary Shares of the Company, as previously amended by Amendment No.1 filed on February 8, 2010 and by Amendment No.2 filed on November 9, 2010 (the “Original Schedule 13D”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

(a)-(c) (f) The address of each of ARCH, ARC Capital Holdings Limited and ARC Capital Partners Limited is c/o ARC Advisors (HK) Limited, l3/F, St. John’s Building, 33 Garden Road, Central, Hong Kong, and the principal business of each of ARCH, ARC Capital Holdings Limited and ARC Capital Partners Limited is investment holdings and management. ARCH is the record owner of 15,579,157 Ordinary Shares as of the date of this Statement. ARCH is a British Virgin Islands company wholly owned and controlled by ARC Capital Holdings Limited, a Cayman Islands company. ARC Capital Holdings Limited is a closed-end fund that is admitted to trading on the AIM market of the London Stock Exchange plc and managed by ARC Capital Partners Limited, a BVI company co-founded by Clement Kwong. Voting and dispositive power over the Ordinary Shares owned by ARCH have been delegated to ARC Capital Partners Limited.

Due to the nature of the transaction described in Item 4 of this Statement, the Reporting Persons could be deemed to be part of a “group” with Capital Ally Investments Limited (“Capital Ally”), GM Investment Company Limited (“GM”), Style Technology Development Limited (“Style Technology”), Golden Meditech Company Limited (“Golden Meditech”), Sinowill Holding Limited (“Sinowill”), Huge Harvest Enterprises Limited (“Huge Harvest”), Kingstate Group Limited (“Kingstate”), Trend Focus Limited (“Trend Focus”), Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan (collectively, the “Management/GM Group”) within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of all Ordinary Shares beneficially owned by members of the Management/GM Group as to which no Reporting Person is the record owner.

(d)-(e) During the last five years, none of the Reporting Persons nor, to any Reporting Person’s knowledge (i) any executive officer or director of such Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of such Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons anticipate that at the price per Ordinary Share set forth in their Proposal described in Item 4 below (which price has not yet been approved by the Company’s Board of Directors), approximately US$ 97,781,690 will be expended in acquiring 13,772,069 outstanding Ordinary Shares of the Company owned by shareholders of the Company other than the Reporting Persons and the Management/GM Group (“Publicly Held Shares”). It is anticipated that the funding for the purchase of the Publicly Held Shares will be provided by a combination of debt and equity capital.

In addition, the Reporting Persons have agreed that any transaction costs associated with the purchase of the Publicly Held Shares will be funded by the Consortium Members (as defined in Item 4 of this Statement) in proportion to their anticipated shareholdings in Newco (as defined in Item 4 of this Statement), as more fully described in Item 6 of this Statement. The Reporting Persons expect to obtain the funds required to finance these additional transaction costs from their respective working capital.

Item 4.	Purpose of Transaction

The following information set forth in this Item 4 is furnished by the Reporting Persons pursuant to Item 4 of Schedule 13D and also amends, in its entirety, Item 4 of the Original Schedule 13D.

On March 25, 2011, ARCH, Capital Ally, GM, Sinowill, Huge Harvest, Kingstate and Trend Focus (collectively, the “Consortium Members”) on behalf of themselves and an acquisition vehicle to be formed and solely owned by them (“Newco”), submitted a non-binding proposal (the “Proposal”) to the Company’s Board of Directors for the acquisition of the Publicly Held Shares. The description of the Proposal in this Item 4 is qualified in its entirety by reference to the complete text of the Proposal, a copy of which has been filed as Exhibit B to this Schedule 13D/A.

Under the Proposal, the Consortium Members propose to acquire, through Newco, all of the Company’s Publicly Held Shares (the “Transaction”) for US$7.10 per Ordinary Share. The Consortium Members are the beneficial owners of approximately 77.13% of the Company’s Ordinary Shares (excluding outstanding warrants and options of the Company). Mr. Kuo Zhang is the chairman of the Board of Directors of the Company, Mr. Dongping Fei is a director and the chief executive officer of the issuer, Mr. Hengyang Zhou is the executive president of Beijing Funtalk Century Technology Group Company Limited, the wholly-owned subsidiary of the Company, and Mr. Francis Kwok Cheong Wan is the senior vice president of corporate investor relations of the Company. The Consortium Members also stated in the Proposal that they are interested only in acquiring the Publicly Held Shares, and that they do not intend to sell their respective stakes in the Company.

In the Proposal, the Consortium Members stated that they expect that the Company’s Board of Directors would establish a special committee of independent directors (the “Special Committee”) to consider the proposed Transaction. The Consortium Members also stated in the Proposal that they expect the Special Committee to retain its own legal and financial advisors.

The Proposal is subject to a number of conditions, including, among other things: (a) due diligence on the Company; and (b) the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Company and the Consortium Members.

Either the Consortium Members, on the one hand, or the Company, on the other hand, may at any time prior to the execution of definitive documentation decide not to pursue the Transaction. The Consortium Members reserve the right to modify the Proposal in any way as a result of negotiations or to withdraw the Proposal at any time. If the proposed Transaction is completed, (a) the board of directors of Newco, as the surviving company in the merger, will consist solely of persons to be designated by the Consortium Members; and (b) the Ordinary Shares will no longer be traded on the NASDAQ and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Consortium Members.

Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons.

Reporting person	Amount beneficially owned:(1)		Percent of class:(1), (2)	Sole power to vote or direct the vote: (3)	Shared power to vote or to direct the vote: (4)		Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

ARCH	15,579,157	(4)	25.9%	0	15,579,157	(5)	0	15,579,157

ARC Capital Holdings Limited	15,579,157		25.9%	0	15,579,157		0	15,579,157

ARC Capital Partners Limited	15,579,157		25.9%	0	15,579,157		0	15,579,157

(1)	The Reporting Persons could be deemed to be members of a group (as discussed in Item 2 of this Statement) with the Management/GM Group, whose members collectively own 30,980,097 Ordinary Shares.
(2)	Percentage of beneficial ownership of each listed person is based on 60,230,383 Ordinary Shares outstanding as of November 23, 2011 (as provided by the Company).
(3)	This sole power to vote or direct the vote only relates to matters not covered by the Voting Agreement and the Merger Agreement.
(4)	This shared power to vote or direct the vote includes power relating to matters covered by the Voting Agreement and the Merger Agreement.
(5)	Voting and dispositive power over the shares of Ordinary Shares of the Company owned by ARCH have been delegated to ARC Capital Partners Limited.

During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the directors and officers of the Reporting Persons has effected any transactions in the Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Prior to their delivery of the Proposal to the Company’s Board of Directors, the Consortium Members entered into a consortium agreement dated March 25, 2011 (the “Consortium Agreement”) with respect to their participation in and the general structure of the Transaction. In accordance with the terms of the Consortium Agreement, each of the Consortium Members have agreed to either (i) transfer, contribute and deliver the securities of the Company held by it to Newco in exchange for equity of Newco or (ii) have the securities of the Company held by it cancelled in connection with the Transaction. The Consortium Members may agree to admit one or more additional consortium members which will provide equity capital for the Transaction.

In accordance with the terms of the Consortium Agreement, the Consortium Members have agreed to cooperate to:

•	deliver the Proposal to the Board of Directors of the Company;

•	evaluate the company, including conducting due diligence enquires;

•	work together to structure, negotiate and do all things necessary to enter into documentation for the Transaction;

•	participate in meetings with and conduct negotiations with the Special Committee and its advisors and other parties in connection with the Transaction;

•	enter into, and cause Newco to enter into a shareholders’ agreement at the completion of the Transaction;

•	enter into any required documentation, proceed to make any necessary offer or obtain any required shareholder approvals to complete the Transaction; and

•	share the costs and expenses of the Transaction.

In addition, the Consortium Members have agreed to, during the period commencing on the date of the Consortium Agreement and ending 12 months thereafter (the “Exclusivity Period”), among other things, (i) work exclusively with each other to implement the Transaction, (ii) not make, join with or invite, or finance a competing transaction, (iii) not sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise dispose of, or enter into any agreement, arrangement or understanding to sell, any Ordinary Shares; (iv) not enter into any agreement, arrangement or understanding with respect to a limitation on voting rights of the Ordinary Shares; and (v) not deposit any Ordinary Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Ordinary Shares. The Consortium Members have also agreed to vote in favor of the Transaction and against any competing proposal.

The Consortium Agreement will terminate: (a) prior to execution of documentation for the Transaction, if the Consortium Members are unable to agree either (i) as between themselves upon the material terms of the Transaction or (ii) with the Special Committee on the material terms of a Transaction which the Special Committee agrees to recommend to the public shareholders of the Company; (b) after execution of documentation for the Transaction, upon the earlier of (i) the date the Transaction is consummated and (ii) the date that the merger agreement is validly terminated in accordance with its terms; or (c) by unanimous agreement of the Consortium Members.

The foregoing description of the material terms of the Consortium Agreement is qualified in its entirety by reference to such document, a copy of which has been filed as Exhibit C to this Schedule 13D/A.

To the best knowledge of the Reporting Persons, except as provided herein, in the Original Schedule 13D, the Proposal and the Consortium Agreement there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement, dated January 14, 2010, by and among ARCH Digital Holdings Limited, ARC Capital Holding Limited and ARC Capital Partners Limited pursuant to Rule 13d-1(i)(1) of the Securities Exchange Act of 1934, as amended. (previously filed)

Exhibit B:	Proposal to Company dated March 25, 2011.

Exhibit C:	Consortium Agreement dated March 25, 2011, by and among the Consortium Members.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: March 25, 2011

ARCH DIGITAL HOLDINGS LIMITED

By:	/s/ Rachel Chiang
Name:	Rachel Chiang
Title:	Director

ARC CAPITAL HOLDINGS LIMITED

By:	/s/ Allan Liu
Name:	Allan Liu
Title:	Director

ARC CAPITAL PARTNERS LIMITED

By:	/s/ Allan Liu
Name:	Allan Liu
Title:	Authorized Signatory